Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Optiv Guarantor LLC	Delaware
Optiv Borrower LLC	Delaware
Optiv Federal Inc.	Maryland
Optiv Security Inc.	Delaware
Accuvant B.V.	Netherlands
Optiv Canada Inc.	Canada
FishNet Security Limited	United Kingdom
Advancive, LLC	California
Adaptive Communications LLC	Delaware
Optiv Security India Private Limited	India